March 12, 2025

Menachem Shalom
Chief Executive Officer, Chief Financial Officer, and Director
Nukkleus Inc.
575 Fifth Ave, 14th Floor
New York, NY 10017

        Re: Nukkleus Inc.
            Form 10-K for Fiscal Year Ended September 30, 2024
            File No. 001-39341
Dear Menachem Shalom:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Gross Profit (Loss), page 52

1. Please tell us why your cost of general support services decreased $25,000 monthly effective May 1, 2023. In addition, describe to us any remaining obligations under the agreement with the supplier.
Notes to Consolidated Financial Statements
Note 1 - Description of Business and Basis of Presentation, page F-8

2.     On page F-34, you disclose that General Services Agreement that made up
100% of
       your revenues for your general support services segment was terminated effective
       January 1, 2024. In addition, you disclose on page 2 that in November 2024 you entered into an agreement to sell DRFQ, which appears to make up 100% of your financial services segment. Please tell us your considerations of these components as held for sale or discontinued operations under ASC 205.
 March 12, 2025
Page 2
Adjustment of Prior Interim Period Financial Statements:, page F-8

3. We note your disclosure of improper accounting of losses on extinguishment of obligations owed to affiliates during the three months ended December 31, 2023.
       While this appears to be one of the four errors you identified in Item
4.02 that was
       filed on Form 8-K on January 8, 2025, it is not clear why you do not also disclose the other three errors you found. Furthermore, you state on Form 8-K that the restatements are expected to materially impact the financial results for the quarterly periods ended December 31, 2023, March 31, 2024, and June 30, 2024. Please tell us:
           how you were able to gain comfort for the amounts reported for the fiscal year ended September 30, 2024, despite not having resolved the errors that you think materially misstated the financial results for the above interim periods; and
           when you expect to amend Forms 10-Q affected and provide the disclosures required under ASC 250-10-50.
Note 2 - Liquidity and Capital Resources, page F-9

4. You state here that the management believes that your current financial resources are sufficient to fund your current twelve-month operating budget and satisfy estimated liquidity needs for the twelve months period from the issuance of your financial statements. Please resolve the inconsistency between this disclosure and the substantial doubt expressed by your auditor regarding your ability to continue as a going concern.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if
you have any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services